# SEC Schedule 13G/A (Amendment No. 12) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Workday, Inc., CIK 0001327811
CUSIP: 98138H101
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 6110 Stoneridge Mall Road, Pleasanton, California (CA), 94588
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-13-058902
Filed by CIK 0000938071

## Reporting persons
- David A. Duffield: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 42,887,902; shared voting power 8,303,443; sole dispositive power 42,887,902; shared dispositive power 172,000; aggregate amount beneficially owned 51,191,345 (19.3% of the class)
  Comment: With respect to Row 9, the Aggregate Amount Beneficially Owned consists of 42,887,902 shares of Class A and Class B Common Stock held directly by Mr. Duffield, 172,000 shares of Class A Common Stock held indirectly by Mr. Duffield through the Dave & Cheryl Duffield Foundation, and for which Mr. Duffield exercises shared voting and dispositive power, and 8,131,443 shares of Class B Common Stock held by Mr. Aneel Bhusri and subject to the Voting Agreement (as defined below).
  
  With respect to Row 11, the Percent of class represented by amount in row (9) assumes conversion of all of Mr. Duffield's and Mr. Bhusri's Class B Common Stock into Class A Common Stock and subject to the Voting Agreement.

## Item 1. Issuer
Name of issuer: Workday, Inc.
Address of issuer's principal executive offices: 6110 Stoneridge Mall Road Pleasanton, CA, 94588

## Item 2. Person Filing
Name of person filing: David A. Duffield
Address of principal business office or, if none, residence:
c/o Nevada Pacific Consulting, LLC

956 Lakeshore Blvd.

Incline Village, NV 89451
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 51,191,345 shares, consisting of 102,997 shares of Class A Common Stock held directly by Mr. Duffield through The David A. Duffield Trust dated July 14, 1988 (the "Duffield Trust"), for which Mr. Duffield exercises sole voting and dispositive power, 172,000 shares of Class A Common Stock held indirectly by Mr. Duffield through the Dave & Cheryl Duffield Foundation, and for which Mr. Duffield exercises shared voting and dispositive power, 42,784,905 shares of Class B Common Stock held by the Duffield Trust, and 8,131,443 shares of Class B Common Stock held by Mr. Bhusri and subject to the Voting Agreement. Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in, and transfers to any "permitted transferee" as defined in the Issuer's restated certificate of incorporation in effect as of the date hereof. All shares of Class A and Class B Common Stock will convert automatically into shares of a single class of Common Stock upon the earliest to occur of the following: (a) upon the election by the holders of a majority of the then outstanding shares of Class B Common Stock, (b) the date when the number of outstanding shares of Class B Common Stock represents less than nine percent of all outstanding shares of Class A and Class B Common Stock, (c) October 17, 2032 or (d) nine months after the death of the later to die of David A. Duffield and Aneel Bhusri.
Percent of class:
19.30%. The foregoing percentage is based on 214,321,524 shares of the Issuer's Class A Common Stock outstanding as of December 31, 2024, plus the number of shares of Class B Common Stock held by the Duffield Trust and Mr. Bhusri, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage of beneficial ownership of Mr. Duffield.

Assuming conversion of all of the Issuer's Class B Common Stock into Class A Common Stock, the reporting person listed in Item 4 would hold 19.26% of the total outstanding shares of the Issuer. The 19.26% is based on the combined total of 265,789,574 shares, which represents 214,321,524 shares of the Issuer's Class A Common Stock and 51,468,050 shares of the Issuer's Class B Common Stock outstanding as of December 31, 2024.
Sole power to vote or to direct the vote: 42,887,902
Shared power to vote or to direct the vote:
8,303,443

Includes 172,000 shares of Class A Common Stock held indirectly by Mr. Duffield through the Dave & Cheryl Duffield Foundation, and for which Mr. Duffield exercises shared voting and dispositive power, and 8,131,443 shares of Class B Common Stock held by Mr. Bhusri and subject to the Voting Agreement entered into by David A. Duffield and Aneel Bhusri on September 28, 2012 (the "Voting Agreement").

Under the Voting Agreement, each of Mr. Duffield and Mr. Bhusri has granted a proxy holder the right to exercise all of the voting and consent rights of his and his permitted transferee's Class B Common Stock following his death or during his incapacity. Initially, Mr. Duffield has designated Mr. Bhusri as designated proxy holder and Mr. Bhusri has designated Mr. Duffield as his designated proxy holder. Each of Mr. Duffield and Mr. Bhusri will have the right during his lifetime to remove his designated proxy holder and replace him with a new proxy holder. In the event that there is no proxy holder for the Class B Common Stock subject to the Voting Agreement, the voting and consent rights of such Class B Common Stock will be exercised by the board of directors of Workday, Inc. acting by majority vote. Upon the death or incapacity of each of Mr. Duffield and Mr. Bhusri, his designated proxy holder will have an irrevocable proxy to vote or otherwise consent to any matters in respect of his Class B Common Stock.

The Voting Agreement will terminate upon the earliest to occur of the following: (i) the conversion of the Class A Common Stock and Class B Common Stock into a single class of common stock, or (ii) the time at which none of Mr. Duffield, Mr. Bhusri or any of their respective permitted transferees beneficially owns any Class B Common Stock. The Voting Agreement may not be unilaterally terminated by Mr. Duffield or Mr. Bhusri.
Sole power to dispose or to direct the disposition: 42,887,902
Shared power to dispose or to direct the disposition: 172,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4(C)

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- David A. Duffield: /s/ David A. Duffield, David A. Duffield (02/11/2025)